Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following letter to associates was posted to The Gillette Company’s internal web site:

March 24, 2005

Dear Associates,

Earlier today, our Company proudly celebrated the 100th anniversary of the start of Gillette blade and razor manufacturing in South Boston. We marked the occasion by rededicating our South Boston Manufacturing Center as World Shaving Headquarters.

As part of the rededication, I announced that we will invest $200 million in SBMC over the next three years … and we will strengthen our long-standing community ties through significant increases in funding for local philanthropic initiatives.

As I told the more than 100 distinguished guests who attended this morning’s ceremonies at SBMC, “This memorable anniversary offers us an opportunity to reflect on the accomplishments of the past and also to renew for the future our strong commitment to our facility, South Boston, the City of Boston and the Commonwealth.”

I told our guests, who included Massachusetts Governor Mitt Romney and Boston Mayor Thomas Menino, “Our state-of-the-art South Boston Manufacturing Center plays a unique and indispensable role in our Company’s success … and this new investment will enhance its focus on world-class shaving product innovation and manufacturing technology.”

We also announced increased support to a number of local community and charitable groups. These new grants include $500,000 in increased funding for South Boston community groups; a $1 million corporate contribution to the United Way for 2006; incremental funding to the Urban League of Eastern Massachusetts; $325,000 in grants to support the fight against women’s cancers; and $800,000 to fund programs to prevent homelessness in Boston.

Procter & Gamble Senior Vice President Charlotte Otto said, “These initiatives by Gillette honor the historic and integral role that the South Boston Manufacturing Center has played in the Company’s success. Gillette and P&G share a heritage of strong support for their local communities, and we look forward to continuing that legacy in the years to come.”

In their remarks, both Governor Romney and Mayor Menino praised Gillette for enhancing already strong community partnerships and said that they look forward to continuing to work with our Company.

Click here to access our press release about today’s event.

Sincerely,

James M. Kilts
Chairman, President and Chief Executive Officer

* * *

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS

THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.